[Letterhead of TV Azteca]

                       TV AZTECA BOARD APPROVES GUIDELINES
                           FOR USES OF FREE CASH FLOW

       -- Strategy for Debt Reduction and Distributions to Shareholders --


FOR IMMEDIATE RELEASE
---------------------


     Mexico City,  February 7, 2003--TV  Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that the Company's board approved a comprehensive course of action to use cash generated at TV Azteca in the years to come.

     TV Azteca expects to create annual free cash flow in excess of US$125 million going forward, consistent with cash generation trends over the past several years. The Company does not foresee major investment needs in its core business in the near future, and does not expect that its Azteca America Network or its investment in Unefon will require additional capital funding. Accordingly, TV Azteca anticipates it will allocate a substantial portion of its free cash generation to reduce debt and make distributions to shareholders on an ongoing basis.

     The Company's board approved a six-year plan for uses of free cash, which management presented after incorporating the views of investors, analysts and rating agencies, in order to address the interests of both its noteholders and its shareholders.

     The Company expects to use approximately US$250 million of its free cash flow within the six-year span to gradually reduce TV Azteca's US$647 million outstanding debt, following a payment schedule fitting its maturities. The Company's major debt obligations that expire within the next five years are US$125 million of notes due in 2004, and an additional US$300 million of notes maturing in 2007. TV Azteca will refinance the portion of these notes that is not amortized.

     The board also authorized an aggregate amount above US$500 million to make distributions to shareholders within the next six years.

     "We are convinced that the best use for TV Azteca's free cash generation is to further strengthen our capital structure, and to distribute the benefits of our consistent profitability through a steady dividend policy," said Pedro Padilla, Chief Executive Officer of TV Azteca. "With negligible opportunity cost in terms of core investments, we are in an unparalleled position to add further value to our stakeholders by reducing our overall risk profile."

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.


                               Investor Relations:


              Bruno Rangel                             Rolando Villarreal
             5255 3099 9167                              5255 3099 004
            jrangelk@tvazteca.com                    rvillarreal@tvazteca.com.mx


                                Media Relations:


                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx